EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc.’s ‘COSUN’ Brand Indoor Telephone Set Named a ‘China Top Brand Product’, a Highly Prized Recognition for China’s Local Brand Name Products, for a Second Time
Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its COSUN brand indoor telephone set had recently been named a ‘China Top Brand Product’ for a second time by the China Promotion Commission for Top Brand Strategy (“CMP”). Also, according to the most recent report released by the World Brand Laboratory, an international brand research organization, the ‘COSUN’ brand, which is used in our Chairman’s business interests in various sectors, now ranks among ‘China’s 500 Most Valuable Brands’ and is valued at USD369 million.”
CMP, an authoritative institute formed by related government authorities, associations of national level, press and media, as well as experts form all fields, is in charge of the election, assessment, management and other activities relating to ‘China Top Brand Products’. For products so named there are practical benefits. They are exempt from all kinds of quality examination by all levels of departments within China whether for domestic or for export sales. They are also accorded priority by Chinese authorities in their effort to protect brand name products from being counterfeited.
Mr. Wu Rui Lin, Chairman of XING, said, “The good brand image has created favorable conditions for the promotion of our indoor telephone set products in the domestic and overseas markets. According to the statistics released by the Ministry of Information Industry of PRC, among local companies, for 2004 our indoor telephone sets were ranked first in terms of sales volume in China. We have established and maintained fruitful relationships with a number of major multi-national companies such as Wal-Mart, BellSouth, Samsung and Thomson to supply them with indoor telephone set products. One of our long-term strategies is to develop our own brands into world renowned ones.”
About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .

Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
     For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel:   +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.